January 8, 2025

David Johnson
Chief Financial Officer
Drilling Tools International Corporation
3701 Briarpark Drive
Suite 150
Houston, Texas 77042

        Re: Drilling Tools International Corporation
            Registration Statement on Form S-3
            Filed January 2, 2025
            File No. 333-284109
Dear David Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ben Smolij, Esq.